Robert J. Brigham
(650) 843-5053
rbrigham@cooley.com

April 1, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Michael F. Johnson Ms. Maryse Mills-Apenteng
RE:
Omnicell, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2010
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the "Company") and in response to comments (the "Comments") received from the staff of the Commission (the "Staff") by letter dated March 30, 2010, we are filing herewith Amendment No. 1 to the Preliminary Proxy Statement, originally filed on March 22, 2010.

Proposal No. 2: Approval of an Amendment to Our 2009 Equity Incentive Plan, page 17

1.
We note that your Board of Directors is requesting stockholder approval of an amendment to the Omnicell, Inc. 2009 Equity Incentive Plan to add an additional 2,900,000 shares to the number of shares of common stock authorized for issuance under the 2009 Plan. Please tell us whether you presently have any current plans, proposals or arrangements to issue any of the newly available authorized shares of common stock under the plan. If you do not, please disclose that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

  We have revised the disclosure under Proposal No. 2 on pages 17 and 28 to include a statement that we have no current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock under the plan. A "redlined" copy of the these revised pages to the Preliminary Proxy Statement is attached to expedite your review.

  Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155    T: (650) 843-5000    F: (650) 849-7400    www.cooley.com

As directed in the Comments, the Company is acknowledging that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Please do not hesitate to contact me via telephone at (650) 843-5053 or fax at (650) 849-7400 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ ROBERT J. BRIGHAM Robert J. Brigham, Esq.

cc:	Randall A. Lipps, Omnicell, Inc. Robin G. Seim, Omnicell, Inc. Dan S. Johnston, Esq., Omnicell, Inc. Sally A. Kay, Esq.

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155    T: (650) 843-5000    F: (650) 849-7400    www.cooley.com

Exhibit A

PROPOSAL NO. 2
APPROVAL OF AN AMENDMENT TO OUR 2009 EQUITY INCENTIVE PLAN

Overview

        Our Board of Directors is requesting stockholder approval of an amendment (the "Amendment') to the Omnicell, Inc. 2009 Equity Incentive Plan, to add an additional 2,900,000 shares to the number of shares of common stock authorized for issuance under the 2009 Plan.

        On March 11, 2010, our Board of Directors unanimously approved the Amendment, subject to stockholder approval. The Board of Directors believes that the 2009 Plan is an integral part of our long-term compensation philosophy and the Amendment is necessary to continue providing the appropriate levels and types of equity compensation for our employees. We refer to the 2009 Equity Incentive Plan herein as the "2009 Plan."

Why we are asking our stockholders to approve the Amendment

        As of April 1, 2010, approximately                        shares will be available for future issuance under the 2009 Plan, excluding the shares reserved for issuance upon exercise of outstanding options or vesting of restricted stock units (and without giving effect to the Amendment). We anticipate that this reserve will be reduced by approximately                        shares after issuance of restricted stock units to our non-employee directors under our Non-Employee Director Compensation Plan at the meeting of the Board of Directors held in connection with the Annual Meeting(1). As a result, we anticipate that fewer than                        shares will be available for future grant under the 2009 Plan following our Annual Meeting (without giving effect to the approval of this Proposal and adoption of the Amendment), and, without replenishment, we believe such amount will be insufficient to meet our anticipated employee recruiting and retention needs through the following Annual Meeting in 2011. We do not presently have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares under the 2009 Plan. Please see "Director Compensation" for more information in regards to our Non-Employee Director Compensation Plan for 2010.

(1)
This estimate assumes a closing price of our common stock of $            on the date of grant and applies the 2009 Plan's 1.4-to-1 share reduction for restricted stock unit awards.

Equity Awards are an Integral Component of our Compensation Program

        Equity awards have been historically and, we believe, will continue to be an integral component of our overall compensation program for all of our employees, officers and directors. Approval of the Amendment will allow us to continue to grant stock options and other equity awards at levels our Compensation Committee determines to be appropriate in order to attract new employees and directors, retain our existing employees and to provide incentives for such persons to exert maximum efforts for the Company's success and ultimately increase stockholder value. In addition, to the extent that we expand our business or product lines through the acquisition of other businesses, we anticipate that we would need to provide competitive equity compensation packages to any newly acquired employees. The Amendment allows the Company to continue to utilize a broad array of equity incentives with flexibility in designing such incentives, including traditional option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards and performance stock awards.

        Currently, approximately 43% of our outstanding equity awards are held by non-executive employees and more than half of the equity awards held by employees are fully vested and exercisable. We believe it is critical for our long-term success that our employees' interests are tied to the success of the Company as "owners" of our business. The equity incentive programs we have in place have worked to build stockholder value by attracting and retaining extraordinarily talented employees. We believe, and the industry benchmarks that we compare ourselves to support the belief that we must

17

New Plan Benefits

        The Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers, directors, and employees under the 2009 Plan. We do not presently have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares under the 2009 Plan. The table below sets forth information about awards granted under our 2009 Plan to the named executive officers, all current executive officers as a group, all non-employee directors as a group, and all non-executive employees and consultants as a group in 2009. On April 1, 2010, the closing price of Omnicell common stock as reported on the NASDAQ Global Market was $            per share.

Awards Granted under the 2009 Plan

Name	Number of Securities Underlying Option Awards Granted (#)	Number of Securities Underlying Restricted Stock Awards Granted (#)
Randall A. Lipps	80,000	40,000
Robin G. Seim	30,000	15,000
J. Christopher Drew	15,000	7,500
Marga Ortigas-Wedekind	40,000	20,000
Dan S. Johnston	25,000	12,500
Executive Group (6 persons)	215,000	110,500
Non-Executive Director Group (8 persons)(1)	0	0
Non-Executive Officer Employee and Consultant Group (129 persons)	232,350	68,830

(1)
As of the date of this proxy statement, no awards have been granted to our non-employee directors pursuant to the 2009 Plan. All awards granted to our non-employee directors in fiscal 2009 were made pursuant to our 1999 Equity Incentive Plan. At the time of the Annual Meeting, each of our continuing non-employee directors whose initial equity award has vested, will receive a restricted stock award valued at $95,000 as of the date of grant pursuant to our Non-Employee Director Compensation Plan. For more information as to such awards, please see "Director Compensation—Changes in Director Compensation in 2010."

Required Vote and Recommendation of the Board of Directors

        Approval of Proposal No. 2 requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on Proposal No. 2 and will have the same effect as "Against" votes. Broker non-votes will have no effect on the outcome of the vote.

        The Board of Directors believes that approval of Proposal No. 2 is in the best interest of the Company and the best interests of the stockholders for the reasons stated above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" PROPOSAL NO. 2.

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